SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 or 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934


                    Report on Form 6-K dated October 15, 2003


                              --------------------

                        TURKCELL ILETISIM HIZMETLERI A.S.

                                 Turkcell Plaza
                            Mesrutiyet Caddesi No.153
                                 34430 Tepebasi
                                Istanbul, Turkey

                              --------------------
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

  Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|


Enclosures: Press releases:
            1- "TURKCELL ANNOUNCES REVISION TO INTERCONNECTION AGREEMENT WITH TELSIM", dated October 13, 2003
            2- "TURKCELL ANNOUNCES THE DISPUTE ON FREQUENCY USAGE FEES IS RESOLVED", dated October 15, 2003

[TURKCELL logo]

                                                           FOR IMMEDIATE RELEASE




      TURKCELL ANNOUNCES REVISION TO INTERCONNECTION AGREEMENT WITH TELSIM

Istanbul, Turkey, October 13, 2003 - Turkcell (NYSE:TKC, ISE:TCELL), the leading provider of mobile communications services in Turkey, today announced that it has signed an agreement with Telsim amending certain sections of the Interconnection Agreement dated October 4, 1999, between Turkcell and Telsim ("the Agreement"). Turkcell and Telsim amended pricing terms of the Agreement in response to the Access and Interconnection Regulation introduced by the Telecommunication Authority of Turkey in May 2003. The amended agreement came into effect as of today.

All the following rates are set in Turkish Lira and will be revised by the parties every three months based on the consumer price index. During periods of sharp devaluation of the Turkish Lira, the devaluation rate will also be taken into consideration in such revisions. The amended pricing terms of the Agreement will be applicable until the end of 2004 when both parties will revise them based on conditions reached at that time. All the rates are net of all applicable taxes. US Dollar rates given in brackets after Turkish Lira denominated rates below are calculated based on the current exchange rate and may be subject to change.

According to the revised agreement, Turkcell will pay TRL210,000 (apprx. US$0.152) per minute to Telsim for traffic originating on Turkcell's network and terminating on Telsim's network. Telsim will pay the same rate to Turkcell for the reverse traffic. This rate, after quarterly revisions, will be subject to a discount of 4.762% in May 2004 as part of this agreement. Turkcell will pay Telsim TRL25,000 (apprx. US$0.018), for each SMS originating on Turkcell's network and terminating on Telsim's network. Telsim will pay the same rate to Turkcell for the reverse traffic.


                              www.turkcell.com.tr


About Turkcell

Turkcell is the leading GSM operator in Turkey with approximately 17.2 million postpaid and prepaid customers as of June 30, 2003. Turkcell had revenues of US$ 1,074.8 million during the six month period ended June 30, 2003. Turkcell provides high-quality wireless telephone services throughout Turkey and has coverage of 100% of the towns with more than 10,000 inhabitants. Turkcell provides roaming with 352 operators in 141 countries as of September 30, 2003. At the end of 1999, Turkcell became the first GSM operator in

Turkey to be awarded the prestigious ISO 9001 certificate for the quality of its service. Turkcell is the only NYSE listed company in Turkey. Turkcell has interests in international GSM operations in Azerbaijan, Georgia, Kazakhstan, Moldova and Northern Cyprus, which have a total of 1.9 million subscribers as of June 30, 2003.



For further information please contact:

--------------------------------------------------------------------------------
Contact:

Turkcell                                  Citigate Dewe Rogerson
Investors:                                Europe:
Koray Ozturkler, Investor Relations       Kate Delahunty
Tel: +90-212/313-1500                     Tel: +44-20/7282-2934
Email: koray.ozturkler@turkcell.com.tr    Email: kate.delahunty@citigatedr.co.uk
       -------------------------------           -------------------------------
or                                        Toby Moore
                                          Tel:+44-20/7282-2999
Mehmet Sezgin, Investor Relations         Email: toby.moore@citigatedr.co.uk
Tel: + 90-212/313-1290                           ---------------------------
Email: mehmet.sezgin@turkcell.com.tr      or
       -----------------------------
investor.relations@turkcell.com.tr        United States:
----------------------------------        Victoria Hofstad/Jessica Wolpert
                                          Tel: +1-201-499-3500
Media:                                    Email: victoria.hofstad@citigatefi.com
Zuhal Seker, Corporate Communications            -------------------------------
Tel: + 90-212/313-2330                    jessica.wolpert@citigatefi.com
Email: zuhal.seker@turkcell.com.tr        ------------------------------
       ---------------------------
or
Bahar Erbengi, Corporate Communications
Tel: + 90-212/313-2309
Email: bahar.erbengi@turkcell.com.tr
       -----------------------------
--------------------------------------------------------------------------------

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

[TURKCELL logo]

                                                           FOR IMMEDIATE RELEASE



       TURKCELL ANNOUNCES THE DISPUTE ON FREQUENCY USAGE FEES IS RESOLVED



Istanbul, Turkey, October 15, 2003 - Turkcell (NYSE:TKC, ISE:TCELL), the leading provider of mobile communications services in Turkey, today announced that the dispute with the Telecommunications Authority (the "Authority") on frequency usage fee is resolved.

In January 2002, Turkcell applied to the Authority requesting it to review the protocol obligating Turkcell to collect frequency usage fees from its subscribers on the grounds that it was impossible to collect these fees from prepaid subscribers. Upon the request of the Authority in February 2002 to pay the frequency usage fees, Turkcell filed a lawsuit against the Authority requesting cancellation of the protocols obligating it to collect the frequency usage fees from prepaid subscribers. In July 2002, the court decided in favor of Turkcell. However, the Authority appealed the decision and in March 2003 the Court of Appeals accepted the Authority's appeal and annulled the decision of the lower court.

After the Court of Appeals' decision, Turkcell paid TL86.9 trillion (US$61.1 million, as of June 30, 2003) for the year 2003. Turkcell did not paid the fees due for 2002, as the legal process was ongoing, however, Turkcell accrued legal reserves in its financials. The disputed amount for the year 2002 is TL52.3 trillion (US$36.8 million, as of June 30, 2003) in principal and TL58.6 trillion (US$41.2 million as of June 30,2003) in interest as of June 30, 2003.

The lower court revised its decision to make it in line with the Court of Appeal's decision and rejected Turkcell's request the cancellation of the protocols obligating it to collect the frequency usage fees from the prepaid subscribers. The decision is final and not subject to appeal.



                               www.turkcell.com.tr


About Turkcell


Turkcell is the leading GSM operator in Turkey with approximately 17.2 million postpaid and prepaid customers as of June 30, 2003. Turkcell had revenues of US$ 1,074.8 million during the six month period ended June 30, 2003. Turkcell provides high-quality wireless telephone services throughout Turkey and has coverage of 100% of the towns with more than 10,000 inhabitants. Turkcell provides roaming with 352 operators in 141 countries as of September 30, 2003. At the end of 1999, Turkcell became the first GSM operator in

Turkey to be awarded the prestigious ISO 9001 certificate for the quality of its service. Turkcell is the only NYSE listed company in Turkey. Turkcell has interests in international GSM operations in Azerbaijan, Georgia, Kazakhstan, Moldova and Northern Cyprus, which have a total of 1.9 million subscribers as of June 30, 2003.



For further information please contact:

--------------------------------------------------------------------------------
Contact:

Turkcell                                  Citigate Dewe Rogerson
Investors:                                Europe:
Koray Ozturkler, Investor Relations       Kate Delahunty
Tel: +90-212/313-1500                     Tel: +44-20/7282-2934
Email: koray.ozturkler@turkcell.com.tr    Email: kate.delahunty@citigatedr.co.uk
       -------------------------------           -------------------------------
or                                        Toby Moore
                                          Tel:+44-20/7282-2999
Mehmet Sezgin, Investor Relations         Email: toby.moore@citigatedr.co.uk
Tel: + 90-212/313-1290                           ---------------------------
Email: mehmet.sezgin@turkcell.com.tr      or
       -----------------------------
investor.relations@turkcell.com.tr        United States:
----------------------------------        Victoria Hofstad/Jessica Wolpert
                                          Tel: +1-201-499-3500
Media:                                    Email: victoria.hofstad@citigatefi.com
Zuhal Seker, Corporate Communications            -------------------------------
Tel: + 90-212/313-2330                    jessica.wolpert@citigatefi.com
Email: zuhal.seker@turkcell.com.tr        ------------------------------
       ---------------------------
or
Bahar Erbengi, Corporate Communications
Tel: + 90-212/313-2309
Email: bahar.erbengi@turkcell.com.tr
       -----------------------------
--------------------------------------------------------------------------------


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

SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                               TURKCELL ILETISIM HIZMETLERI A.S.


Date:    October 15, 2003                      By:  /s/ MUZAFFER AKPINAR
                                                   ------------------------

                                               Name:    Muzaffer Akpinar
                                               Title:   Chief Executive Officer